FWP - The Wall Street Reporter

NOTICE

Zion Oil & Gas, Inc, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466 ). Links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas, Inc., at www.zionoil.com.

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The pre-recorded telephone interview by The Wall Street Reporter with Eugene A. Soltero, the transcript of which is set forth below, was made available by audio link on February 1, 2007 from The Wall Street Reporter's website. The publication of the interview first came to Zion's attention on February 17, 2007.

The Wall Street Reporter is a commercial financial news internet publication and print magazine. The Wall Street Reporter is wholly unaffiliated with Zion Oil & Gas, Inc., and Zion Oil & Gas has made no payment and given no consideration to The Wall Street Reporter in connection with the interview below or any other matter published by The Wall Street Reporter concerning Zion Oil & Gas or otherwise.

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Gene thank you for joining us today from the Wall Street Reporter

Good to hear from you Todd

So let's begin today with the recent AMEX listing and what this means for the company going forward?

What this means is that we are able to access the public market for the financing that we need for our exploratory drilling program in northern Israel. For the past 6 years we have been funding exploration efforts on our petroleum licenses and permits by raising funds in private placements from individuals under exemptions from securities registration, and we started approaching the maximum number of shareholders in late 2005. So our only choice was to go public. Then the question was which way do we go public and we found the appropriate venue for us was American Stock Exchange.

Alright thank you, so bring us up to speed on the company's assets and interest portfolio.

Ok our assets consist almost solely of petroleum rights in the state of Israel. Our petroleum rights include a 99,000 acre license on which we have drilled a 15,400 ft well. And in which we've had encouraging but non-conclusive results. It also includes a 122,000 acre preliminary permit with priority rights to move to a license and we have announced today that we have applied for an 89,000 acre license carved out of that permit on which we would plan to drill an exploratory well sometime within the license period over the next couple of years. We also own various pieces of scientific data and we have had access to data from about 85 million dollars worth of exploration efforts on our petroleum rights, exploration that's been done by the government of Israel and by number of other companies, and we've spent quite a bit of money of our own reprocessing that data and identifying drillable prospects.

Alright so as we look to the main plays here educate us a bit more in terms of the infrastructure in place within this region.

OK, well as you know Israel is a rather small country about the size and shape of New Jersey. In 1999 they had a world class offshore gas discovery that was made by a consortium led by an independent oil and gas producer exploration company out of Tulsa, Oklahoma. That discovery has been developed with about, and I'm going off the top of my head, about 400 million dollars of development expense to make it into gas production that is satisfying about half of Israel's electric power generation needs. Add the consequence of the discovery and of the development of the gas reserves there are pipelines being built offshore and on shore throughout Israel to deliver the gas to all parts of Israel, including major transmission lines that are planned to go between Tel Aviv and Haifa, right through our property area. So there is an excellent gas delivery infrastructure, mainline infrastructure. Israel has also two refineries, a big on in Haifa and a little one in Ashdod. the Haifa refinery has been around since the thirties, was first built by one of the major oil companies and then for a period of time owned by the government of Israel, and now is owned by a private group, an Israeli public company. The refineries, between the two of them, can process about 270,000 barrels a day of oil, which satisfies all of the internal product needs of Israel and from time to time provides small exports. There are crude oil pipelines throughout the country. There is a major pipeline coming from the very South of the country in Eliat all the way up through Tel Aviv and up to Haifa, a spur of which crosses our property. There are additional product lines that go across the country. The country has a north south orientation, and it has major highways, several major highways that go north south also, so there's plenty of ability for transportation of crude oil and products through out the region.

Alright, so what can you tell us about the present board and management team in place at Zion?

I'll start with the management team. It consists of oil and gas professionals who have been in the business an average of 30 or 35 years. All of us have come from, or most of us have come from training with either the large or the major oil companies and have moved into independent operations in our careers. We cover finance, accounting, planning, geology, geophysics, drilling, petroleum engineering, and all of the related disciplines for running an active oil and gas exploration program and if successful, production activity. Our board primarily consists of a mix between people from the financial/investment community and professionals in finance and accounting and 2 key individuals with significant oil and gas experience in Israel. We have on our board the former oil commissioner of Israel Charlie Druckman, and he joined our board as soon as he could after he had retired, as there's a 1 year hiatus before you can do anything after you retire from your position. And we also have on our board Forest Garb, the founder and prior owner of Forest Garb and Associates, a world class petroleum engineering consulting firm. So we have plenty of expertise in oil and gas exploration and production.

Alright, so certainly an experienced and accomplished team in place to that aspect. Gene do you feel the investment community understands this company and the direction now with the potential here given that current stock price and level of interest?

We have a limited following in the Wall Street side of the financial community. We have a tremendous following in the general public. We're doing a public offering right now and there are some numbers that are available from our press releases and our filing with the SEC. But you can see by taking a look at it what's happened, we raised about 5 million dollars in our IPO so far, and that has come from approximately 1400 investors. Which means that the average size of investment is fairly small, in the 3 to 4 thousand dollar per investor range, which means that we have been attractive to the smaller non-professional investor who has taken the opportunity to take a look at a small exploration company, and particularly one geared to exploring in Israel.

Alright so is the company now making any additional efforts in that regard to get this message out there loud and clear relative to where you are at this stage and where your future direction is?

We have done presentations to the National Investment Bankers Association and to other professional groups. What we have found is that there is a limited appetite among the institutional investors for oil and gas, pure oil and gas exploration companies that don't have reserve reports against which they can measure a breakup valuation of the company. So it's very, very hard for any institutional investor to come to grips with price valuation.

Alright Gene, very briefly, in closing, let's just recap a bit. Why should investors consider Zion Oil & Gas as a long term investment opportunity?

Zion Oil & Gas and its predecessor, its management and its predecessor activities have been involved in oil and gas exploration in Israel for over 20 years. We have an established presence there as a professional participant in oil and gas exploration. There will be additional oil and gas reserves over and above the world class gas reserves that have been found, that will be found in the coming years in Israel. We will be a part of that, we now have the longevity, we have the experience and we have the staying power to continue to explore for a good number of years and be a part of that developing economy and the development of oil and gas in that region. And investors today have an opportunity to get in on a very close to ground floor basis on a brand new exploration activity, or on an exploration activity that doesn't have a major find yet. So it's a high risk, potentially high reward situation that small investors very seldom get the opportunity to take a look at.

Well that is certainly a very compelling story and a very interesting investment opportunity, Gene it was a pleasure speaking with you today, thank you for joining us here at the Wall Street Reporter.

Well you're quite welcome